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SEC FILE NUMBER
8-48506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/22 (MM/DD/YY) AND ENDING 10/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Douglas Scott Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 Alma Drive, Suite 110A
(No. and Street)

Plano	TX	75075
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jodi Rosenberg	972-235-8468 ext. 100	jodi.rosenberg@douglasscottsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jeffrey Mann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Douglas Scott Securities, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JODI ROSENBERG
Notary Public, State of Texas
Comm. Expires 09-02-2024
Notary ID 130807000

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DOUGLAS SCOTT SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED OCTOBER 31, 2023

SUPPLEMENTAL INFORMATION

DOUGLAS SCOTT SECURITIES

CONTENTS

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To Those Charged With Governance of
Douglas Scott Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Douglas Scott Securities, Inc. (the Company) as of October 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
December 19, 2023

DOUGLAS SCOTT SECURITIES, INC.

Statement of Financial Condition

October 31, 2023

ASSETS

Cash	$	25,551
Advances to employees		2,000
Fixed assets, (net of accumulated depreciation of $10,970)		3,970
Prepaid expenses		66
Total assets	$	31,587

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	10,906
Total liabilities		10,906
Stockholder's equity:		
Common Stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		20,890
Retained earnings		(219)
Total stockholder's equity		20,681
Total Liabilities and Stockholder's Equity	$	31,587

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Operations

For the Year Ended October 31, 2023

Revenues:	
Reimbursement income	$ 391,753
Interest income	177
Total revenue	391,930
Expenses:	
Salaries and compensation	371,197
Communications	13,883
Occupancy and equipment costs	1,690
Regulatory fees and expenses	23,840
Professional fees	24,570
Other expenses	8,230
Total expenses	443,410
Net loss before taxes	(51,480)
Provision for income taxes	-
Net Loss	$ (51,480)

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended October 31, 2023

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at October 31, 2022	1,000	$ 10	$ 20,890	$ 51,261	$ 72,161
Net Income				(51,480)	(51,480)
Balances at October 31, 2023	1,000	$ 10	$ 20,890	$ (219)	$ 20,681

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Cash Flows

For the Year Ended October 31, 2023

Cash Flows from Operating Activities	
Net loss	$ (51,480)
Depreciation expense	790
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in advances to employees	3,764
Increase in prepaid expenses	(66)
Increase in accrued expenses	10,738
Net cash used in operating activities	(36,254)
Cash Flows from Investing Activities	
Purchase of fixed assets	(4,760)
Net cash used in operating activities	(4,760)
Net decrease in cash	(41,014)
Cash at beginning of year	66,565
Cash at end of year	$ 25,551

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Douglas Scott Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All of the Company's concession income is generated through the sale of oil and gas energy development programs for Hill Country Exploration, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer from a third-party escrow agent. Related commission expense is recognized when related concession income is recognized.

Reimbursement income is recognized when the Company incurs reimbursable expenses in accordance with the Company's expense sharing agreement with its Affiliate.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The State of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of: (a) 70% of revenue or, (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is considered to be a state income tax for financial reporting purpose.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negation of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies, continued

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation on office equipment and furniture is computed using the straight-line method over useful lives of three to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remainder of the lease term.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of October 31, 2023, the Company had net capital of approximately $14,645, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.74 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Income Taxes

The components of the provision (benefit) for income taxes are as follows:

Current	
Federal	$ --
State	--
Total Current	--
Deferred	
Federal	--
State	--
Total Deferred	--
Net Current and Deferred Tax Expense	$ --

Net operating losses incurred in prior years that may be used to offset future federal taxable income expire as follows:

Year Expiring	
2036	18,373
2038	5,324
2040	125,601
2041	39,525
2042	3,873
2043	50,755
	243,451

Note 3 – Income Taxes, continued

Significant components of the Company's deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	51,125
Less: valuation allowance	(51,125)
	--

The Company has established a valuation allowance for uncertainties regarding the realization of net deferred tax assets. The valuation allowance increased by $10,659 during the year ended October 31, 2023. The change in valuation allowance is due to income earned during the year that was offset by the Company's net loss carryforward. The difference between the provision for income taxes and the amount that would result from applying the Federal statutory tax rate to income before provision for income taxes is primarily due to state taxes, nondeductible items, and deferred tax assets not benefited.

Note 4 – Fixed Assets

A summary of furniture, equipment and leasehold improvements as of October 31, 2023, were as follows:

Furniture and fixtures	$ 10,057
Equipment	4,383
Organization costs	500
Total Fixed Assets	$ 14,940
Less: accumulated depreciation	$ 10,970
	$ 3,970

Depreciation expense was $790 for the year ended October 31, 2023.

Note 5 – Related Party Transactions

All concession income for the year ended October 31, 2023, was earned from sales of partnership interest in programs sponsored by an Affiliate. The Company also has an expense sharing agreement with this Affiliate whereby it provides office space and incurs certain general and administrative expenses for the benefit of the Company. The Company reports these expenses and related reimbursement income in the statement of income.

As described in the preceding paragraph, the Company is economically dependent on an Affiliate. The Company's financial position and results of operations could be significantly different if the Company was independent of its Affiliate.

Note 6 – Commitments and Contingencies

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of

October 31, 2023

Schedule I

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2023

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 20,681
Add:	
Other deductions or allowable credits	
Total capital and allowable subordinated liabilities	20,681
Deductions and/or charges	
Non-allowable assets:	
Fixed assets	(3,970)
Prepaid expenses	(66)
Advances to employees	(2,000)
Net capital before haircuts on securities positions	14,645
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Net capital	$ 14,645

Aggregate Indebtedness

Items included in statement of financial condition	
Accrued Liabilites	$ 10,906
Total aggregate indebtedness	$ 10,906

Schedule I (continued)

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2023

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 727
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 9,645
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$ 8,645
Ratio: Aggregate indebtedness to net capital	0.74 to 1

Reconciliation with Company's Computation

Net Capital Reported in FOCUS IIA	$ 25,006
Increase in accrued expenses	(9,600)
Adjustment of fixed assets	(761)
Net Capital Per Audited Financial Statements	14,645

Schedule II & III

DOUGLAS SCOTT SECURITIES, INC.
Computation For Determination Of Reserve Requirements And
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
October 31, 2023

The Company is considered a “Non-Covered Firm” exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a “Special reserve bank account for the Exclusive benefit of customers.”

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Those Charged With Governance of
Douglas Scott Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Douglas Scott Securities, Inc. (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the primary sales of oil and gas direct participation program sales throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to the primary sales of oil and gas direct participation program sales and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
December 19, 2023

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Douglas Scott Securities, Inc. Exemption Report

Douglas Scott Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) primary sales of oil and gas direct participation program sales.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Jeffrey Mann, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: October 30, 2023